ELEVATION ETF TRUST
1290 Broadway, Suite 1100
Denver, Colorado 80203

March 31, 2016

VIA EDGAR

Mr. Jeffrey A. Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-8626

RE:	Elevation ETF Trust (the “Registrant”)
File Nos. 333-208878, 811-23125

Dear Mr. Foor,

This letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on March 30, 2016 on Pre-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-1A and its initial series, the Summit Water Infrastructure Multifactor ETF (the “Summit Fund”) and the Dhandho Junoon ETF (the “Dhandho Fund” and together with the Summit Fund, each a “Fund” and together the “Funds”), which filed on March 30, 2016. Set forth below are the Staff’s comments, accompanied by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the registration statement.

1.	Comment: With respect to the Summit Fund, please explain to the Staff how the addition of “infrastructure” to the Fund’s name helps to address the Staff’s previous comments related to Rule 35d-1.

Response: The Registrant believes both the Fund’s previous and current names and the Fund’s principal investment strategy are consistent with Section 35(d) and Rule 35d-1 thereunder. The Registrant determined to add “infrastructure” to the Fund’s name to more clearly describe the businesses of the issuers in which the Fund will invest. Specifically, the inclusion of “infrastructure” more clearly describes that the vast majority of the companies within the Underlying Index’s universe produce or sell water-related services or products used in the overall water infrastructure system globally. The investment objective of the Fund is to seek investment results that correspond (before fees and expenses) to the performance of the Zacks Global Water Index. In accordance with Rule 35d-1, the Fund has adopted an investment policy to invest at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in securities of issuers that are involved in or related to the water industry and in accordance with the Fund’s exemptive relief, the Fund will invest at least 90% of its total assets in securities that comprise the Underlying Index.

Summit Global Management, the creator of the Underlying Index, has specialized in global hydrocommerce and other industries directly impacted by water and is widely recognized as one of the earliest proponents of specialized water investment strategies. As disclosed in the Fund’s Prospectus, the Underlying Index’s universe is comprised of the common stock of issuers listed on a global stock exchange that primarily derive their revenue from the water-related business activities described in the Fund’s Principal Investment Strategies discussion. For the foregoing reasons, the Registrant believes the Fund’s name accurately describes the nature of the Fund’s investment strategy and investments and, therefore, is not misleading in any respect. Moreover, the Registrant notes that not only are the Fund’s investments and the composition methodology of the Fund’s Underlying Index clearly disclosed in the Fund’s Prospectus, but the Fund’s holdings will be made available on the Fund’s website daily pursuant to the Fund’s ETF exemptive relief requirements.

2.	Comment: The Summit Fund’s Principal Investment Strategies discussion states that water-related businesses include companies pursuing chemical and fracking business lines. Please explain why these business lines are considered water-related businesses.

Response: In this context, the reference to chemical business lines refers to those businesses that focus on the production or use of chemicals to treat water to create or maintain potable water or in the handling of waste water. Fracking is included as a water-related business line because, as described in part in the Prospectus, hydraulic fracking is not only a water-intense and dependent activity (i.e., the process uses the high-pressure injection of water into the ground to release natural gas and petroleum), but it also involves the treatment or containment of the resulting contaminated surface and ground water.

* * *

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0992.

Very truly yours,

/s/Andrea E. Kuchli

cc:	Laura E. Flores, Esq.
 Morgan, Lewis & Bockius LLP